PRESS RELEASE	FEBRUARY 23, 2026

Largo Terminates Previously Announced Iron Ore Calcine Commercial Agreement, Advancing Discussions with Alternative Potential Buyers, and Provides Tariffs and Vanadium Markets Update

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announced the termination of its previously disclosed iron ore calcine sale agreement and provided an update on recent developments related to U.S. tariff authority and on ongoing strength across vanadium markets.

Highlights

  Iron ore calcine sale agreement terminated following non-receipt of the required initial payment. Largo retains full ownership of the 4.5 million tonnes of calcine iron ore inventory and is advancing discussions with alternative potential buyers. The termination is not expected to have a material impact on the Company's financial position, liquidity, or ongoing operations.

  Largo is assessing recent developments relating to U.S. tariff authority and assessing its operational flexibility, including its bonded inventories in U.S. Ports, to respond efficiently to potential changes in trade conditions.

  U.S. ferrovanadium prices have continued to strengthen since the Company's February 12 update, further widening the premium over Western Europe.

  Structural supply constraints remain in the U.S. market, including limited conversion capacity and trade-related restrictions affecting certain regions.

Update on Iron Ore Calcine Transaction

As previously disclosed in the Company's February 5 and 12, 2026 press releases, the definitive agreement announced on January 20, 2026 for the sale of up to 4.5 million tonnes of iron ore calcine material was subject to receipt of an initial payment of US$2.9 million, which was originally due by January 30, 2026.

The Company agreed to defer the initial payment until February 9, 2026. Since the payment was not received, the Company issued formal notice of non-compliance and provided the counterparty with a cure period through February 20, 2026, to satisfy the outstanding payment obligation.

As the required payment was not received within that cure period, the agreement has been terminated in accordance with its terms. Largo intends to pursue its rights and remedies under the agreement against the counterparty.

No iron ore calcine was delivered under the agreement. Largo retains full ownership of the material, a valuable byproduct generated by its vanadium operations at the Maracás Menchen Mine in Brazil. The Company is reengaging with other interested parties.

The termination is not expected to have a material impact on the Company's financial position, liquidity, or ongoing operations.

Assessment of Recent U.S. Supreme Court Decisions on Tariff Authority

Largo is actively assessing the implications of the recent U.S. Supreme Court decision regarding the scope of executive tariff authority and how potential adjustments may affect Brazilian-origin vanadium products, including vanadium pentoxide ("V₂O₅") and ferrovanadium ("FeV").

Largo was subject to a 50% tariff on direct Brazilian imports into the United States, which was struck down by the Supreme Court decision. Recent media reporting has suggested that tariff rates on certain products could be reimposed at rates of 10-15%, pending legal and administrative processes.

Even a slight reduction in tariff levels could quickly and significantly affect the U.S. vanadium market. Reducing tariff barriers would improve the competitiveness of Largo's Brazilian-origin material, boost Largo's supply flexibility in the U.S., and help address tight market conditions.

Readiness of Vanadium Through Largo's Bonded Vanadium Inventory in U.S. Ports

Largo currently has high purity vanadium units stored in a bonded warehouse within the United States which have not yet been imported in the U.S. thereby increasing Largo's working capital tied to unsold inventories due to high U.S. tariffs. Assuming the implementation of the Supreme Court's decision, tariffs will be modified or reduced, which could allow these units to be quickly released and supplied broadly to the Company's customers in the U.S.

This positioning enables Largo to respond rapidly to any change in tariff conditions, potentially increasing near-term availability of both FeV and V₂O₅ for steel, aerospace, defense, and specialty alloy applications. The presence of bonded inventory in U.S. Ports enhances the immediacy of Largo's potential market impact as tariff constraints are eased.

Continued Price Acceleration Since February 12, 2026 Market Update

Since Largo's last market update issued on February 12, 2026, vanadium prices have continued to strengthen materially across both FeV and V₂O₅ markets.

Since that date of the February 12 press release, European FeV prices have increased from approximately $25.6/kg to approximately $27.7/kg currently, reflecting continued upward momentum.

U.S. FeV prices have increased from around $17-18.5/lb in mid-February to over $21/lb now, with recent trades near $23/lb. This represents a notable acceleration and a widening premium over European markets.

Notably, V₂O₅ prices have also moved upward for the first time since the beginning of the year and are now above $5.5/lb, following sustained strength in FeV markets. This upward movement may signal tightening fundamentals across the broader vanadium value chain.

Positioning to Support U.S. Supply Security

Largo remains a western-aligned primary producer capable of supplying both FeV and high-purity vanadium products. As tariff constraints are modified or reduced, the Company believes it is well-positioned to contribute additional primary units to the U.S. market and to provide improved supply security for U.S. customers.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability of the Company to keep the Maracás Menchen Mine operating, the timing and amount of estimated future production and sales; the future price of commodities; Company's positioning to supply FeV to the U.S. market pending potential tariff developments; the impact of reduced tariffs on the U.S. vanadium market and the Company's ability to capitalize on such reduction; the future of FeV prices; andthe Company's potential response to the termination of the iron ore sale agreement and the expectation that such termination will not have a material impact to the Company's financial position, liquidity and ongoing operations.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium, ilmenite and TiO2 products can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.